

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2022

Andrew P. Power
President & Chief Financial Officer
Digital Realty Trust, Inc.
5707 Southwest Parkway, Building 1, Suite 275
Austin, TX 78735

      Re: Digital Realty Trust, Inc.
           Digital Realty Trust, L.P.
           Form 10-K for the Fiscal Year Ended December 31, 2021
           Filed February 25, 2022
           File No. 001-32336

Dear Mr. Power:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate & Construction